BAKER & McKENZIE

SOLICITORS AND NOTARIES

麥堅時律師行

香港和記大廈十四樓

14TH FLOOR, HUTCHISON HOUSE
10 HARCOURT ROAD, HONG KONG
TEL: (852) 2846 1888 TLX: 76416
FAX: (852) 2845 0476
DX 180005 QUEENSWAY 1

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02015779

OUR REF. 32073984-130435
SDC/TZS10344.DOC

March 11, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

Ladies and Gentlemen,

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated March 1, 2002, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu
Encl.

dlw 3/14

Michael Abbott Andrew J.L. Aglionby Robert A. Arnold Christopher Buchan Kathileena M. Carpio Daniel L.F. Chan Elsa S.C. Chan Rico W.K. Chan Barry W.M. Cheng Milton Cheng Pius K.W. Cheng* Debbie F. Cheung Peggy P.Y. Cheung Cheung Yuk-Tong Anna W.T. Chong Stephen R. Eno* David Fleming George Forrai* Graeme R. Halford William K.K. Ho William Kuo Angela W.Y. Lee† Lawrence Lee Nancy Leigh Anita P.F. Leung Cheuk Yan Leung Jackie Lo Andrew W. Lockhart Siobhán McKeating Michael A. Olesnicky Anthony K.S. Poon* David Smith F. Jeannie Smith Tan Loke Khoon Paul Tan Poh Lee Tan Cynthia Tang

* Notary Public † China-Appointed Attesting Officer

REGISTERED FOREIGN LAWYERS

Lance Chen (California) Scott D. Clemens (New York) Michael Fagan (Western Australia) John V. Grobowski (Washington, D.C.) Stanley Jia (New York) Andreas W. Lauffs (New York; Germany) Won Lee (New York) Loo Shih Yann (England and Wales; Singapore) Stephen M. Nelson (California) Julie Jimmerson Peng (California) Joseph T. Simone (California) Richard L. Weisman (Massachusetts) Winston K.T. Zee (Washington, D.C.)

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of March 1, 2002

1. Notice of Annual General Meeting dated 25 February 2002

2. Proxy form for use at the annual general meeting

3. Reply slip for attendance

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL
POWER DEVELOPMENT COMPANY LIMITED

（在中華人民共和國註冊成立的中外合資股份有限公司）

股東周年大會通告

茲通告山東國際電源開發股份有限公司（「本公司」）董事會決定於二零零二年四月十六日（星期二）上午十時正於中華人民共和國山東省濟南市英雄山路101號貴友大酒店四樓第二會議室舉行本公司二零零一年度股東周年大會，藉以處理下列事項：

普通決議案

1. 審議及批准本公司二零零一年度董事會報告。
2. 審議及批准本公司二零零一年度監事會報告。
3. 審議及批准本公司二零零一年度經審計的財務報表和核數師報告。
4. 審議及批准本公司二零零一年度利潤分配方案 (見附注1) 。
5. 審議及批准聘用畢馬威會計師事務所及畢馬威華振會計師事務所為本公司二零零二年度國際及境內核數師，並授權董事會決定其酬金。
6. 審議及批准笪鴻興、傅毅軍、田沛亭、陳建華、李汝革、張炳炬、崔劍波、顧憲利、林銘山、丁長浩及孔憲鐸先生，連任本公司董事，任期三年，並授權董事會決定其酬金 (見附注2) 。
7. 審議及批准王貴生及耿元柱先生，為本公司新任董事，任期三年，並授權董事會決定其酬金 (見附注2) 。
8. 審議及批准馮蘭水先生及續慶璪先生連任本公司監事，任期三年，並授權董事會決定其酬金 (見附注3) 。
9. 審議其他必需事宜 (如有) 。

承董事會命
周連青
公司秘書

中華人民共和國，山東，濟南
二零零二年二月二十五日

附注：

1. 本公司於二零零一年十一月九日派發截至二零零一年六月三十日止六個月期間每股人民幣0.02元的中期股息，合計人民幣105.122千元。 本公司董事會建議派發截至二零零一年十二月三十一日財政年度末期股息每股人民幣0.17元，合計人民幣893.534千元。

2. 委任為本公司董事的候選人及他們的個人資料

   笪鴻興 58歲，教授級高級工程師，現任本公司董事長、山東電力集團公司副總經理。笪先生畢業於南京工學院發配電專業，在電力生產、管理及證券融資方面具有34年的工作經驗。笪先生曾就職於山東博山火力發電廠、山東白楊河發電廠、山東石橫發電廠。

   傅毅軍 52歲，高級工程師，現任本公司副董事長、山東省國際信託投資公司副總經理。傅先生畢業於山東工業大學電力系，在電力供應、設備檢修、管理及信託投資等方面具有近30年經驗。傅先生曾先後於濟南供電局、山東電力設備廠工作。

   田沛亭 56歲，教授級高級工程師，現任本公司副董事長。田先生畢業於華中工學院熱能動力專業，在電力基建、科研、管理及證券融資方面具有33年的工作經驗。加入本公司以前，田先生曾就職於山東電建二處、山東電建三公司、山東核電工程公司、山東電建一公司、山東電力科學研究院、山東電力集團公司。

   陳建華 41歲，高級工程師，現任本公司董事、總經理。陳先生畢業於山東工業大學，在電力生產、經營管理及證券融資方面具有20年經驗。加入本公司前，陳先生曾任職於青島發電廠、山東電力集團公司。

   李汝革 38歲，高級會計師，現任本公司董事、山東電力集團公司董事、總會計師。李先生畢業於山東電力學校熱能動力專業，在電力生產及經營管理方面具有近20年的工作經驗。李先生曾任職於山東沾化發電廠、山東菏澤發電廠、山東魯能燃料集團有限公司。

   張炳炬 44歲，高級會計師，現任本公司董事、山東電力集團公司副總經濟師。張先生於一九八四年加入山東省電力局，先後就職於財務處、經營部、營業銷售部、供電營業部、供電檢修公司、營銷部，在電力經營及管理方面具有20年的工作經驗。

   崔劍波 38歲，高級會計師，現任本公司董事、山東省國際信託投資公司基金總部副總經理兼基金投資管理部經理。崔先生畢業於山東經濟學院，在宏觀經濟、信託投資管理等方面具有近20年的工作經驗。崔先生曾任職於淄博市計劃委員會、山東省計劃委員會。

顧憲利 42歲，現任本公司董事、邁朗亞太有限公司中國區總裁。顧先生畢業於美國密西西比州大學機械工程專業，在能源、電力方面有近20年的工作經驗。在加入邁朗亞太有限公司前，顧先生曾於南方能源公司的密西西比電力公司、亞特蘭大總部、新英格蘭州電力公司工作。

林銘山 39歲，高級工程師，現任本公司董事、山東魯能發展集團有限公司總經理。林先生畢業於山東工業大學，在電力生產及管理方面具有近20年經驗。林先生曾先後任職於山東龍口發電廠、山東萊蕪發電廠、山東鄒縣發電廠。

丁長浩 71歲，畢業於南京金陵大學電機系，山東工業大學教授，現任本公司獨立董事。此外，丁先生曾獲委任為中國工程教育研究會理事、山東電機工程學會副會長、濟南市科學技術學會常務理事。

孔憲鐸 68歲，曾獲加拿大多倫多大學植物學、哲學博士學位，香港科技大學生物學系教授，現任本公司獨立董事。孔先生曾於美國洛杉磯加州大學、巴爾的摩郡馬利蘭大學工作。一九九一年，孔先生獲委任為香港科技大學理學院院長、香港科技大學副校長。

王貴生 51歲，畢業於山東師範大學聊城分院，現任棗庄市基本建設投資公司總經理。王先生於1971年參加工作，先後在台兒庄區馬蘭鄉、棗庄市市委黨校、山東省委辦公廳、棗庄市山亭區委、棗庄市民政局、棗庄市計委和棗庄市基本建設投資公司工作，在能源、教育和宏觀經濟管理方面有30多年管理經驗。

耿元柱 37歲，高級工程師，現任鄒縣發電廠廠長。耿先生1988年畢業於山東工業大學，在電力生產、基建和經營管理方面有15年的工作經驗。耿先生曾先後在坊子電廠、濰坊電廠、海南魯能置業有限公司和鄒縣發電廠工作。

3. 委任為本公司監事的候選人及他們的個人資料

馮蘭水 56歲，畢業於山東財經學院，現任本公司監事會主席及股東代表、山東省國際信託投資公司的董事及總稽核師。馮先生曾就職於山東省齊河縣外貿及財貿辦公室、山東省計劃委員會，在財政、金融、宏觀經濟管理及信託投資等方面具有31年的工作經驗。

續慶璪 55歲，高級會計師，現任本公司監事、山東電力集團公司經濟法規部副主任。續先生畢業於山東電力學校，在電力生產及經營管理方面具有30年經驗。續先生曾先後工作於青島發電廠、山東電力集團公司。

4. 出席股東周年大會的資格

凡於二零零二年四月十五日(星期一)下午收市時登記在本公司股東名冊上的本公司股東(「註冊股東」)均有權在履行必要的登記手續後出席股東周年大會。 本公司的H股股東名冊將于二零零二年三月十五日(星期五)至二零零二年四月十五日(星期一)(包括首尾兩天)期間內暫停辦理H股股份過戶登記手續。 欲出席股東周年大會的本公司H股股東，必須將其過戶文件及有關股票憑證於二零零二年三月 十四日(星期四)下午四時前，送達本公司H股的股份登記公司，即香港證券登記有限公司(「香港證券登記」)。

5. 參加股東周年大會的登記手續

(1) 擬出席股東周年大會的註冊股東，必須在二零零二年三月二十六日(星期二)或該日前將已填妥及簽署之書面確認回復送達本公司董事會秘書室。該書面回復請採用本通告隨附的「出席確認回執」或其複印件。擬出席股東周年大會的H股註冊股東，除前述要求外，必須在二零零二年三月 二十六日(星期二)或該日前將其過戶文件副本及有關股票憑證副本送達本公司董事會秘書室。

(2) 註冊股東可以下列方法將必要的登記文件送交本公司：親自交回、郵遞或傳真。收悉上述文件後，本公司將完成參加股東周年大會的登記程式，並以郵遞或傳真方式發出股東周年大會入場證副本或傳真副本。股東或其代表在參加股東周年大會時，可以用副本交換股東周年大會入場證正本。

6. 股東代理人

(1) 註冊股東有權通過填妥本通告隨附的「股東周年大會適用的代表委任表格」(「委任書」)或其複印本委任一位或多位代理人代表其出席股東周年大會及投票。代理人不必為本公司股東。如委任超過一名代理人，該等代理人只能以投票方式行使表決權。委任書必須由註冊股東或由其以書面形式正式授權的委託人簽署。如委任書由註冊股東的委託人簽署，則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如委託人為一法人，則其委任書應加蓋法人印章或由其董事或正式委任的代理人簽署。

(2) 就內資股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須于股東周年大會指定的舉行時間前二十四小時送達本公司董事會秘書室方為有效。 就H股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須于股東周年大會指定的舉行時間前二十四小時送達香港證券登記方為有效。

7. 其他

(1) 每位本公司股東(或其代理人)在股東周年大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

(2) 股東周年大會會期預計半天，參加股東周年大會的股東的交通及食宿費自理。

(3) 本公司的註冊地址及本公司董事會秘書室之詳情如下：—

中華人民共和國山東省濟南市經三路十四號
電話：86531-6929898
傳真：86531-6035469

(4) 香港證券登記有限公司的地址及聯絡資料如下：—

香港德輔道中一九九號維德廣場二樓
電話：852-28158820
傳真：852-25790095

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

PROXY FORM FOR USE AT THE ANNUAL GENERAL MEETING

I/We____________________ with H share shareholder account number (if applicable):________________ of ________________ *(Note 2)*, being the registered holder(s) of________________ domestic shares /________________ H shares *(Note 3)* in Shandong International Power Development Company Limited (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or________________ of________________ *(Note 4)*

as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at No. 2 Meeting Room, 4/F, Guiyou Hotel, No. 101 Yingxiongshan Road, Jinan, Shandong Province, the People's Republic of China at 10:00 a.m. on Tuesday, 16 April 2002 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit (all the following resolutions are ordinary resolutions).

RESOLUTIONS	FOR *(Note 5)*	AGAINST *(Note 5)*
1. To approve the Report of the Board of Directors of the Company for the year 2001.		
2. To approve the Report of the Supervisory Committee of the Company for the year 2001.		
3. To approve the audited financial statements of the Company and the auditors' reports for the year 2001.		
4. To approve the Company's profit distribution proposal for the year 2001 (Note 1).		
5. To approve the appointments of KPMG, Certified Public Accountants and KPMG Peat Marwick Huazhen as international auditors and domestic auditors of the Company respectively for the financial year ending 31st December, 2002, and to authorise the Board of Directors of the Company to determine their remuneration.		
6. To approve the re-appointments of Mr. DA Hongxing, Mr. FU Yijun, Mr. TIAN Peiting, Mr. CHEN Jianhua, Mr. LI Ruge, Mr. ZHANG Bingju, Mr. CUI Jianbo, Mr. Henry T.E. COOLIDGE, Jr., Mr. LIN Mingshan, Mr. DING Changhao and Mr. KUNG Shaindow as directors of the Company for a term of three years, and to authorise the Board of Directors of the Company to determine their remuneration.		
7. To approve the appointments of Mr. WANG Guisheng and Mr. GENG Yuanzhu as directors of the Company for a term of three years, and to authorise the Board of Directors of the Company to determine their remuneration.		
8. To approve the re-appointments of Mr. FENG Lanshui and Mr. XU Qingzao as supervisors of the Company for a term of three years, and to authorise the Board of Directors of the Company to determine their remuneration.		

Signature *(Note 6)* ________________ Date:________________ 2002

Notes:

1. On 9 November 2001, the Company distributed an interim dividend of RMB0.02 per share for the six months ended 30 June 2001, totalling RMB105,122,000. The Board of Directors of the Company recommended payment of a final dividend of RMB0.17 per share for the financial year ended 31st December, 2001, totalling RMB893,534,000.
2. Please insert full name and address in block capitals.
3. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
4. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the Annual General Meeting is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING" and insert the full name and address of the proxy to be appointed in the space provided. You are entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a member of the Company. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
5. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.
6. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.
7. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time designed for convening the Annual General Meeting.
8. When attending the Annual General Meeting, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.
9. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 7 and the other should be presented by the proxy when attending the Annual General Meeting according to the instructions as set out in Note 8.

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

股東周年大會適用的代表委任表格(委任書)

本人／吾等＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿H股股東賬號(如適用)：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿*(附註2)*持有山東國際電源開發股份有限公司(本公司)股票：內資股＿＿＿＿＿＿＿＿＿＿＿股／H股＿＿＿＿＿＿＿＿＿＿＿股*(附註3)*。作為本公司的股東，現委任*(附註4)*大會主席，或＿＿＿＿＿＿＿＿＿＿＿＿＿為本人／吾等的代表，代表本人／吾等出席二零零二年四月十六日(星期二)上午十時正於中華人民共和國山東省濟南市英雄山路101號貴友大酒店四樓第二會議室舉行的本公司股東周年大會或其遞延會議，並於該周年大會或其遞延會議代表本人／吾等，依照下列指示就股東周年大會通告所列決議案投票；如無作出指示，則由本人／吾等的代表酌情決定投票(下列議案均擬為普通決議案)。

決議案	贊成 *(附註5)*	反對 *(附註5)*
1. 批准本公司二零零一年度董事會報告。		
2. 批准本公司二零零一年度監事會報告。		
3. 批准本公司二零零一年度經審計的財務報表和核數師報告。		
4. 批准本公司二零零一年度利潤分配方案(見附註1)。		
5. 批准聘用畢馬威會計師事務所及畢馬威華振會計師事務所為本公司二零零二年度國際及境內核數師，並授權董事會決定其酬金。		
6. 批准笪鴻興、傅毅軍、田沛亭、陳建華、李汝革、張炳炬、崔劍波、顧憲利、林銘山、丁長浩及孔憲鐸連任本公司董事，任期三年，並授權董事會決定其酬金。		
7. 批准王貴生先生及耿元柱先生為本公司新任董事，任期三年，並授權董事會決定其酬金。		
8. 批准馮蘭水先生及續慶璪先生連任本公司監事，任期三年，並授權董事會決定其酬金。		

簽署*(附註6)*＿＿＿＿＿＿＿＿＿＿＿＿　　　　日期：二零零二年＿＿＿＿＿月＿＿＿＿＿日

附註：

1. 本公司於二零零一年十一月九日派發截至二零零一年六月三十日止六個月期間每股人民幣0.02元的中期股息，合計人民幣105,122千元。本公司董事會建議派發截至二零零一年十二月三十一日財政年度末期股息每股人民幣0.17元，合計人民幣893,534千元。
2. 請用正楷填上全名及地址。
3. 請劃去不適用者並請填上以您名義登記與本委任書有關的股份數額。如未有填上數額，則本委任書將被視為與以您名義登記的所有本公司股份有關。
4. 您有權委任您選擇的任何人士為您的代理人。如欲委任大會主席以外的人士為代理人，請將「大會主席」字樣刪去，並在空格內填上您所擬委任代理人的姓名及地址。您可委任一位或多位代理人出席及投票，受委任代理人毋須為本公司股東。但如您委任數人為您的代理人，請註明每名代理人所代表的股份數目。本委任書的每項更改，將須由簽署人簽字示可。
5. 請注意，如欲投票贊成任何決議案，請在「贊成」格內加上「√」；如欲投票反對任何決議案，則請在「反對」格內加上「√」。如無任何指示或交回的委任書並無指示受委任代理人如何就某項議案投票，代理人可自行決定是否及如何投票。
6. 本委任書須由您或您正式書面授權的人士簽署。如委託人為一公司或機構，則本委任書必須加蓋該公司或機構印章，或由其董事或正式授權的代理人簽署。本附註所述的授權書均須公證。
7. 本委任書連同簽署人經公證的授權書或其他授權文件，最遲須於股東周年大會召開前二十四小時送達本公司董事會秘書室或送達本公司H股的股份登記公司 — 即位於香港中環德輔道中一九九號維德廣場二樓的香港證券登記有限公司方為有效。
8. 代理人代表股東出席股東周年大會時應出示已填妥及簽署的本委任書及代理人的身份證明文件。
9. 本委任書以一式兩份填寫。其中一份應依據附註7的指示予以送達。另一份則應依據附註8的指示於代理人出席股東周年大會時出示。

SIPD 12g3-2 (b)
File No. 82-4932

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the Peoples's Republic of China)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors of Shandong International Power Development Company Limited (the "Company") has resolved that the 2001 Annual General Meeting of the Company will be held at 10:00 a.m. on Tuesday, 16 April 2002 at No.2 Meeting Room, 4/F, Guiyou Hotel, No. 101 Yingxiongshan Road, Jinan, Shandong Province, the People's Republic of China, for the purpose of considering the following matters:

Ordinary Resolutions

1. to consider and approve the Report of the Board of Directors of the Company for the year 2001;
2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2001;
3. to consider and approve the audited financial statements of the Company and the auditors' reports for the year 2001;
4. to consider and approve the Company's profit distribution proposal for the year 2001 (Note 1);
5. to consider and approve the appointments of KPMG and KPMG Peat Marwick Huazhen as international auditors and domestic auditors of the Company respectively for the financial year ending 31st December, 2002, and to authorise the Board of Directors of the Company to determine their remuneration;
6. to consider and approve the re-appointments of Mr. DA Hongxing, Mr. FU Yijun, Mr. TIAN Peiting, Mr. CHEN Jianhua, Mr. LI Ruge, Mr. ZHANG Bingju, Mr. CUI Jianbo, Mr. Henry T.E. COOLIDGE, Jr., Mr. LIN Mingshan, Mr. DING Changhao and Mr. KUNG Shaindow as directors of the Company for a term of three years, and to authorise the Board of Directors of the Company to determine their remuneration (Note 2);
7. to consider and approve the appointments of Mr. WANG Guisheng and Mr. GENG Yuanzhu as directors of the Company for a term of three years, and to authorise the Board of Directors of the Company to determine their remuneration (Note 2);
8. to consider and approve the re-appointments of Mr. FENG Lanshui and Mr. XU Qingzao as supervisors of the Company for a term of three years, and to authorise the Board of Directors of the Company to determine their remuneration (Note 3); and
9. to consider and approve other necessary matters (if any).

By the Order of the Board of Directors
Zhou Lianqing
Company Secretary

Jinan, Shandong, the People's Republic of China
25 February 2002

Notes:

1. On 9th November, 2001, the Company distributed an interim dividend of RMB0.02 per share for the six months ended 30th June, 2001, totalling RMB105,122,000. The Board of Directors of the Company recommended payment of a final dividend of RMB0.17 per share for the financial year ended 31st December, 2001, totalling RMB893,534,000.

2. Candidates for appointment as directors of the Company and their personal particulars

   Mr DA Hongxing (笪鴻興), aged 58, is a professor-grade senior engineer and is currently the Chairman of the Company and Deputy General manager of SEPCO. Mr. Da graduated from Nanjing Industrial College in 1967. He has 34-year experience in electric power generation, management and securities finance. Mr. Da had worked at Shandong Boshan Power Plant, Shandong Baiyanghe Power Plant and Shandong Shiheng Power Plant.

   Mr FU Yijun (傅毅軍), aged 52, is a senior engineer and is currently a Vice Chairman of the Company and the Deputy General Manager of Shandong International Trust and Investment Corporation ("SITIC"). Mr. Fu graduated from the Faculty of Electric Power, Shandong University of Technology. He has nearly 30-year experience in electricity supply, equipment maintenance, management, trust and investment. Mr Fu had worked in the Jinan Electricity Supply Bureau and Shandong Electric Power Equipment Factory.

   Mr TIAN Peiting (田沛亭), aged 56, is a professor-grade senior engineer and is currently the Company's Vice Chairman. Mr Tian graduated from Hua Zhong Industrial College. He has 33-year experience in electric power infrastructure, management and securities finance. Before joining the Company, Mr Tian had worked at Shandong Electric and Construction No. 2 Division , Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and SEPCO.

   Mr CHEN Jianhua (陳建華), aged 41, is currently a Director and the General Manager of the Company. Mr Chen graduated from Shandong University of Technology. He has 20-year experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and SEPCO.

   Mr LI Ruge (李汝革), aged 38, is a senior accountant and is currently a Director of the Company, Director and the Chief Accountant of SEPCO. Mr. Li graduated from Shandong Electric Power School. He has nearly 20-year experience in electric generation and operation management. Mr Li had worked at Shandong Zhanhua Power Plant, Shandong Heze Power Plant, Shandong Luneng Fuel (Group) Company Limited.

   Mr ZHANG Bingju (張炳炬), aged 44, is a senior accountant and is currently a Director of the Company and the Deputy General Economist of SEPCO. Mr Zhang joined SEPCO in 1984 and had worked at the Finance Division, Operation Department, Power Supply Department and the Sales Department of Power Supply and Maintenance Company. He has 20-year experience in electric power operation and management.

   Mr CUI Jianbo (崔劍波), aged 38, is a senior accountant and is currently a Director of the Company, Deputy General Manager of the Fund Head Office and the Manager of the Funds Investment and Management Department of SITIC. Mr. Cui graduated from Shandong Economic College. He has nearly 20-year experience in macro-economic, trust and investment management. Mr. Cui had worked at Zibo City Planning Commission and Shandong Planning Commission.

Mr Henry T. E. COOLIDGE, Jr. (顧憲利), aged 42, is currently a Director of the Company and the Managing Director of China of Mirant Asia-Pacific Limited. Mr. Coolidge graduated from Mississippi University studying mechanical engineering. He has nearly 20-year experience in energy and electric power. Before joining Mirant Asia-Pacific Limited, Mr. Coolidge had worked at the Atlanta Head Office of Southern Energy Company's Mississippi Power Company and New England Power Company.

Mr LIN Mingshan (林銘山), aged 39, is a senior engineer and is currently a Director of the Company and the General manager of Shandong Luneng Development Group Company Limited. Mr Lin graduated from Shandong University of Technology. He has 20-year experience in electric power generation and management. Mr Lin had worked Shandong Longkou Power Plant, Shandong Laiwu Power Plant and Shandong Zouxian Power Plant.

Mr DING Changhao (丁長浩), aged 71, graduated from the Electrical Machinery Faculty of Nanjing Jinling University and is a professor at the Shandong University of Technology. He is currently an independent Director of the Company. In addition, Mr Ding has been appointed as a director of the China Engineering Education Research Institute, Deputy Head of the Shandong Electrical Machinery Engineering Institute and an Executive Director of the Jinan City Science and Technology Learning Institute.

Mr KUNG Shaindow (孔憲鐸), aged 68, received a PhD in botany from the University of Toronto, Canada, and is a professor of the University of Science and Technology in Hong Kong. He is currently an independent non-executive Director of the Company. Mr Kung had worked at the University of California, Los Angeles and the University of Maryland, Baltimore County. In 1991, Mr Kung was appointed as the Dean of the School of Science in the University of Science and Technology in Hong Kong and the Vice-President of the University of Science and Technology in Hong Kong.

Mr WANG Guisheng (王貴生), aged 51, graduated from Liaocheng College of Shandong Teachers' University. He is currently the general manager of Zaozhuang City Infrastructure Investment Company. Mr. WANG had worked at Taierzhuang District of Zaozhuang City, Office of Shandong Province Committee, Shanting District Committee of Zaozhuang City, Zhaozhuang City Civil Administration Bureau, Zaozhuang City Planning Committee and Zaozhuang City Infrastructure Investment Company. He has 30-year experience in energy, education and marco-economic management.

Mr GENG Yuanzhu (耿元柱), aged 37, is a senior engineer and is currently the Plant Manager of the Zouxian Power Plant. Mr Geng graduated from Shandong University of Technology and has 15-year experience in electric power generation, infrastructure and management. Mr GENG had worked at Fangzi Power Plant, Weifang Power Plant, Hainan Luneng Company Limited and Zouxian Power Plant.

3. Candidates for appointment as supervisors of the Company and their personal particulars

Mr FENG Lanshui (馮蘭水), aged 56, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a representative of the shareholders, a director and the Chief Auditor of SITIC. Mr Feng had worked in the Foreign Trade and Finance and Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Committee. He has 31-year experience in finance, monetary, macro-economic management and trust and investment.

Mr XU Qingzao (續慶璪), aged 55, is a Senior Accountant and is currently a member of the Supervisory Committee of the Company and the Deputy Head of Economy and Regulations Department of SEPCO. Mr Xu graduated from Shandong Electric Power School and has 30-year experience in electric power generation and management. Mr. Xu had worked at Qingdao Power Plant and SEPCO.

4. Eligibility of attending the Annual General Meeting

Shareholders whose names appear on the register of members of the Company at the close of business on Monday, 15 April 2002 ("Registered Shareholders") are entitled to attend the Annual General Meeting upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Friday, 15 March 2002 to Monday, 15 April 2002, both days inclusive, during which period no transfer of H shares will be effected. Shareholders of H shares of the Company intending to attend the Annual General Meeting are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Thursday, 14 March 2002.

5. Registration procedures for attending the Annual General Meeting

(1) Registered Shareholders who intend to attend the Annual General Meeting are required to deliver the completed and signed written reply slip with the Secretarial Office of the Board of Directors of the Company on or before Tuesday, 26 March 2002. Please use the "Reply Slip for Attendance" enclosed herewith or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered Shareholders of H shares of the Company who intend to attend the Annual General Meeting shall also deliver copies of their instruments of transfer and the relevant share certificates with the Secretarial Office of the Board of Directors of the Company on or before Tuesday, 26 March 2002.

(2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the Annual General Meeting, and shall issue copies or facsimile copies of admission cards for attending the Annual General Meeting by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

6. Proxies

(1) Any Registered Shareholder is entitled to appoint one or more proxies to attend and vote at the Annual General Meeting on his behalf by completing the enclosed "Proxy Form For Use at the Annual General Meeting" (the "Proxy Form") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

(2) In respect of Registered Shareholders of domestic shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the Board of Directors of the Company not less than 24 hours before the time designated for convening the Annual General Meeting. In respect of Registered Shareholders of H shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the Annual General Meeting.

7. Miscellaneous

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The Annual General Meeting is expected to take half a day. Shareholders attending the Annual General Meeting shall be responsible for their own travel and accommodation expenses.

(3) The registered address of the Company and the details of the Secretarial Office of the Board of Directors of the Company are as follows:-

No. 14, Jing San Road
Jinan City, Shandong Province
The People's Republic of China.

Tel No. : 86531-6929898
Fax No. : 86531-6035469

(4) The address and contact details of Hong Kong Registrars Limited are as follows:-

2nd Floor, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

Tel No. : 852-2815 8820
Fax No. : 852-2579 0095

SIPD 12g3-2 (b)
File No. 82-4932

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

REPLY SLIP FOR ATTENDANCE

I/We, ______________________________,

being the registered holder of ______________ domestic shares / ______________ H shares* in Shandong International Power Development Company Limited, intend to attend the Annual General Meeting of the Company to be held on Tuesday, 16 April 2002.

Name of shareholder attending the Annual General Meeting: ______________

H share shareholder account number (if applicable): ______________

Signature of shareholder: ______________

Date: ______________, 2002

* Delete where appropriate

Notes:

1. Please enclose duplicate copy of your identity documents (identity card or passport).
2. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the Board of Directors of the Company at No.14, Jing San Road, Jinan City, Shandong Province, the People's Republic of China (tel. no: 86531-6929898, contact person: Mr. Zhou Lianqing) on or before Tuesday, 26 March 2002. This reply slip may be returned in person (registration procedures for attending the Annual General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86531-6035469).

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

（在中華人民共和國註冊成立的中外合資股份有限公司）

出席確認回執

本人／吾等 ______________________________ 為山東國際電源開發股份有限公司股票：內資股 ______________ 股／H股 ______________ 股*的註冊持有人，並擬出席於二零零二年四月十六日（星期二）舉行的股東周年大會。

出席股東周年大會者姓名：______________　　H股股東帳號（如適用）：______________

股東簽名：______________
（蓋章）

二零零二年______月______日

*　請刪去不適用者

附註：

1. 請附上身份證明文件（身份證或護照）的複印件。
2. 此回執在填妥及簽署後須於二零零二年三月二十六日（星期二）或該日前送達中華人民共和國山東省濟南市經三路十四號本公司董事會秘書室（聯繫電話：86531-6929898，聯繫人：周連青）。此回執可採用親自交回（隨即可辦理出席股東周年大會的股東登記手續）、郵遞（郵遞區號：250001）或傳真（傳真號碼：86531-6035469）的方式送達。